

	Subject to Completion Preliminary Term Sheet dated April 10, 2013	Filed Pursuant to Rule 433 Registration No. 333-180289 (To Prospectus dated March 22, 2012, Prospectus Supplement dated March 22, 2012 and Product Supplement FX MITTS-1 dated April 10, 2013

Units
$10 principal amount per unit
CUSIP No.

Pricing Date*	April , 2013
Settlement Date*	May , 2013
Maturity Date*	April , 2015

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

HSBC

Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure

- Maturity of approximately two years
- Linked to the Indian Rupee/Euro Exchange Rate Measure (the "Exchange Rate Measure"), which measures the value of an investment in the Indian rupee relative to the euro
- If the Indian rupee strengthens relative to the euro, the Exchange Rate Measure increases, and if the Indian rupee weakens relative to the euro, the Exchange Rate Measure decreases
- [150% to 170%] participation in increases in the Exchange Rate Measure
- 1-to-1 downside exposure to decreases in the Exchange Rate Measure, with up to 10% of your principal at risk
- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.
- No interest payments
- No listing on any securities exchange

Market Downside Protection

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See "Risk Factors" and "Additional Risk Factor" on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-6 of product supplement FX MITTS-1.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)......................................	$10.000	$
Underwriting discount(1)(2)..................................	$0.175	$
Proceeds, before expenses, to HSBC................	$9.825	$

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.125 per unit, respectively.

(2) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.825 per unit and $0.00 per unit, respectively. See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

April , 2013



Currency Market Index Target-Term Securities®

Linked to the Indian Rupee/Euro Exchange Rate Measure, due April , 2015

Market Downside Protection

Summary

The Currency Market Index Target-Term Securities® Linked to the Indian Rupee/Euro Exchange Rate Measure, due April , 2015 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes are linked to the Indian rupee/euro Exchange Rate Measure (the "Exchange Rate Measure"), which measures the value of an investment in the Indian rupee relative to the euro. If the Indian rupee strengthens relative to the euro, the Exchange Rate Measure increases, and if the Indian rupee weakens relative to the euro, the Exchange Rate Measure decreases. The notes provide you with [150% to 170%] participation in increases in the Exchange Rate Measure. If the Exchange Rate Measure decreases, you may lose up to 10% of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement FX MITTS-1 dated April 10, 2013:
  http://www.sec.gov/Archives/edgar/data/83246/000114420413021008/v340953_424b5.pdf
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement FX MITTS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Exchange Rate Measure:	The Indian rupee/euro Exchange Rate Measure, which measures the value of an investment in the Indian rupee relative to the euro, based upon the Exchange Rate.
Exchange Rate:	The number of Indian rupees for which one euro can be exchanged.
Initial Exchange Rate:	The Initial Exchange Rate will be the Exchange Rate on the pricing date, as described on page TS-7.
Final Exchange Rate:	The Final Exchange Rate will be the Exchange Rate on the calculation day, as described on page TS-7.
Starting Value:	The Starting Value of the Exchange Rate Measure will be set to 100.00 on the pricing date, as described on page TS-7.
Ending Value:	The value of the Exchange Rate Measure on the calculation day, calculated based upon the Final Exchange Rate, as described on page TS-7. The calculation day is subject to postponement in the event of a Non-Publication Event, as described on page PS-18.
Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	[150% to 170%]. The actual Participation Rate will be determined on the pricing date.
Calculation Day:	The fifth scheduled business day immediately prior to the maturity date.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-11.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Is the Ending Value greater than the Starting Value?

Yes → You will receive per unit:

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)\right]$$

No → You will receive the greater of (a) the Minimum Redemption Amount per unit of $9.00 and (b)

$$\$10 - \left[\$10 \times \left(\frac{\text{Starting Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$$

(The Redemption Amount will not be less than the Minimum Redemption Amount per unit.)

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Exchange Rate Measure will increase from the Starting Value to the Ending Value. In other words, you anticipate that the Indian rupee will strengthen relative to the euro from the pricing date to the calculation day.

- You are willing to risk a partial loss of principal and return if the Exchange Rate Measure decreases from the Starting Value to the Ending Value.

- You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

- You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Exchange Rate Measure will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return. In other words, you anticipate that the Indian rupee will weaken relative to the euro or that it will not sufficiently strengthen relative to the euro from the pricing date to the calculation day.

- You seek 100% principal protection or preservation of capital.

- You seek a guaranteed return beyond the Minimum Redemption Amount.

- You seek interest payments or other current income on your investment.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on **hypothetical** numbers and values.



Currency Market Index Target-Term Securities®

This graph reflects the returns on the notes, based on a Participation Rate of 160.00%, the midpoint of the Participation Rate range of [150% to 170%] and the Minimum Redemption Amount of $9.00 per unit. The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Participation Rate, Ending Value, and term of your investment.**

The following table is based on the Starting Value of 100, a hypothetical Participation Rate of 160.00%, the Minimum Redemption Amount of $9.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit[1]	Total Rate of Return on the Notes
70.00	-30.00%	$9.00	-10.00%
80.00	-20.00%	$9.00	-10.00%
90.00	-10.00%	$9.00[3]	-10.00%
95.00	-5.00%	$9.50	-5.00%
100.00[2]	0.00%	$10.00	0.00%
105.00	5.00%	$10.80	8.00%
110.00	10.00%	$11.60	16.00%
120.00	20.00%	$13.20	32.00%
130.00	30.00%	$14.80	48.00%
140.00	40.00%	$16.40	64.00%
150.00	50.00%	$18.00	80.00%
160.00	60.00%	$19.60	96.00%
170.00	70.00%	$21.20	112.00%

[1]   The Redemption Amount per unit is based on the hypothetical Participation Rate.

[2]   The Starting Value will be set to 100.00 on the pricing date.

[3]   The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

Starting Value: 100

Ending Value: 80

$$\$10 - \left[\$10 \times \left(\frac{100-80}{100}\right)\right]$$ **= \$8.00, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be \$9.00 per unit.**

Example 2

The Ending Value is 95, or 95% of the Starting Value:

Starting Value: 100

Ending Value: 95

Redemption Amount (per unit) = the greater of (a) $$\$10 - \left[\$10 \times \left(\frac{100-95}{100}\right)\right]$$ = \$9.50 and (b) \$9.00 **= \$9.50 per unit**

Example 3

The Ending Value is 130, or 130% of the Starting Value:

Starting Value: 100

Ending Value: 130

$$\$10 + \left[\$10 \times 160\% \times \left(\frac{130-100}{100}\right)\right]$$ **= \$14.80 Redemption Amount per unit**

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Your investment may result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk.

- You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate Measure.

- Commissions, fees and hedging costs as described on page TS-11 may affect the price at which you will be able to sell the notes in secondary market transactions.

- We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

- The Redemption Amount will not reflect changes in the value of the Exchange Rate Measure prior to the calculation day.

- If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

- Our purchases and sales, and those of MLPF&S and our respective affiliates may affect your return.

- Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

- Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

- There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

- The notes are not insured by any governmental agency of the United States or any other jurisdiction.

- The return on the notes depends on the Exchange Rate Measure, which is affected by many complex factors outside of our control.

- The Exchange Rate could be affected by the actions of the governments of India, the European Union, and the United States.

- Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current Exchange Rate.

- Suspensions or disruptions of market trading in the Indian rupee, the euro and the U.S. dollar may adversely affect the value of the notes.

- The notes are payable only in U.S. dollars and you will have no right to receive any payments in Indian rupee.

- You should consider the U.S. federal income tax consequences of investing in the notes. See "Material U.S. Federal Income Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-26 of product supplement FX MITTS-1.

Additional Risk Factor

Changes in the exchange rate of the Indian rupee relative to the U.S. dollar or in the exchange rate of the euro relative to the U.S. dollar may affect the Redemption Amount, particularly during days on which one or both of those exchange rates are not published.

The calculation agent will determine the Initial Exchange Rate and the Final Exchange Rate as described below, based on the exchange rate of the Indian rupee relative to the U.S. dollar and the exchange rate of the euro relative to the U.S. dollar. During a Non-Publication Event (as defined on page TS-7), the calculation agent may calculate the exchange rate of the euro relative to the U.S. dollar and the exchange rate for the Indian Rupee relative to the U.S. dollar on different days. As a result, changes in the value of the Indian rupee relative to the U.S. dollar or changes in the value of the euro relative to the U.S. dollar during those days could reduce the Redemption Amount.

The Exchange Rate Measure

The notes are designed to allow investors to participate in the movement of the Exchange Rate Measure. If the Exchange Rate Measure increases from its Starting Value to its Ending Value (that is, the Indian rupee strengthens relative to the euro), the notes provide upside participation at maturity.

The Exchange Rate Measure is designed to track the value of an investment in the Indian rupee relative to the euro, based upon the Exchange Rate. The Exchange Rate will be the number of Indian rupees for which one euro can be exchanged, calculated as described below. Accordingly, an increase in the Exchange Rate means that the Indian rupee has weakened relative to the euro (and the Exchange Rate Measure will decrease); a decrease in the Exchange Rate means that the Indian rupee has strengthened relative to the euro (and the Exchange Rate Measure will increase).

The Starting Value of the Exchange Rate Measure will be set to 100 on the pricing date.

The Ending Value will equal:

$$100 + \left[100 \times \left(\frac{\text{Initial Exchange Rate - Final Exchange Rate}}{\text{Final Exchange Rate}} \right) \right]$$

The Exchange Rate (which will be rounded to four decimal places) will be the product of:

a)   the Indian rupee/U.S. dollar exchange rate (that is, the number of Indian rupees for which one U.S. dollar can be exchanged), as reported by Reuters Group PLC ("Reuters") on page RBIB, or any substitute page thereto, under USD, at approximately 12:00 p.m. in Mumbai, India; and

b)   the U.S. dollar/euro exchange rate (that is, the number of U.S. dollars for which one euro can be exchanged), as reported by Reuters on page TKFE2, or any substitute page thereto, at approximately 3:30 p.m. in Tokyo.

If the following events occur (each, a "Non-Publication Event"):

•   the Indian rupee/U.S. dollar exchange rate or the U.S. dollar/euro exchange rate is not quoted on the applicable page indicated above on the pricing date (for purposes of determining the Initial Exchange Rate); or

•   the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or the Indian rupee/U.S. dollar exchange rate or the U.S. dollar/euro exchange is not quoted on the page indicated above on the scheduled calculation day (for purposes of determining the Final Exchange Rate),

then the calculation agent will determine the Initial Exchange Rate or the Final Exchange Rate, as applicable, as follows:

•   with respect to each exchange rate that is not affected by a Non-Publication Event, the Initial Exchange Rate or the Final Exchange Rate will be based on that unaffected exchange rate as quoted on the pricing date (for purposes of determining the Initial Exchange Rate) or the scheduled calculation day (for purposes of determining the Final Exchange Rate); and

•   with respect to each exchange rate that is affected by a Non-Publication Event, the calculation agent will determine that exchange rate on the next applicable business day on which that exchange rate is so quoted.

For example, if the U.S. dollar/euro exchange rate is quoted on the applicable page on the scheduled calculation day, but the Indian rupee/U.S. dollar exchange rate is not quoted on the applicable page on the scheduled calculation day, then the calculation agent will determine the Final Exchange Rate based on the product of (i) the U.S. dollar/euro exchange rate as so quoted on the scheduled calculation day and (ii) the Indian rupee/U.S. dollar exchange rate on the next applicable business day on which that exchange rate is so quoted.

However, in no event will the determination of the Exchange Rate be postponed to a date (the "final determination date") that is later than the close of business in New York, New York on the second scheduled business day following the pricing date (for purposes of determining the Initial Exchange Rate) or the close of business in New York, New York on the second scheduled business day prior to the maturity date (for purposes of determining the Final Exchange Rate).

If, following a Non-Publication Event and postponement as described above, either of the applicable exchange rates set forth above remains not quoted on the applicable final determination date, the Initial Exchange Rate or the Final Exchange Rate, as applicable, will nevertheless be determined on the final determination date. The calculation agent, in its sole discretion, will determine the Initial Exchange Rate or the Final Exchange Rate on the applicable final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances. In making its determination, the calculation agent may take into account spot quotations for the exchange rate that is subject to the Non-Publication Event and any other information that it deems relevant.

The final term sheet will set forth the Initial Exchange Rate and a brief statement of the facts relating to the determination of the Initial Exchange Rate as a result of a Non-Publication Event on the pricing date, if any.

Hypothetical Calculations of the Ending Value

Set forth below are two examples of **hypothetical** Ending Value calculations (rounded to two decimal places), based on a **hypothetical** Initial Exchange Rate (which is based upon each of the two exchange rates set forth on the preceding page, as reported on Bloomberg L.P. on April 9, 2013), and assuming **hypothetical** Final Exchange Rates as follows.

Example 1:

Hypothetical Initial Exchange Rate:	71.1929
Hypothetical Final Exchange Rate:	53.3948

In this case, the Indian rupee has strengthened relative to the euro.

The **hypothetical** Ending Value would be 133.33, determined as follows:

$$\text{Ending Value} = 100 + \left[100 \times \left(\frac{71.1929 - 53.3948}{53.3948} \right) \right] = 133.33$$

Example 2:

Hypothetical Initial Exchange Rate:	71.1929
Hypothetical Final Exchange Rate:	85.4315

In this case, the Indian rupee has weakened relative to the euro.

The **hypothetical** Ending Value would be 83.33, determined as follows:

$$\text{Ending Value} = 100 + \left[100 \times \left(\frac{71.1929 - 85.4315}{85.4315} \right) \right] = 83.33$$

Historical Data on the Exchange Rates

The following table shows the high and low daily Exchange Rates from the first quarter of 2008 through April 9, 2013, 2013. We obtained this historical data from Bloomberg, L.P. As described above, the Exchange Rate is expressed as the number of Indian rupees for which one euro can be exchanged, as reported by Bloomberg L.P. As a result, the "High" values represent the weakest the Indian rupee was relative to the euro for the given quarter, while the "Low" values represent the strongest the Indian rupee was relative to the euro for the given quarter. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

On April 9, 2013, 2013, the Exchange Rate was 71.1929 Indian rupees per euro.

		High	Low
2008	First Quarter	64.07	57.17
	Second Quarter	67.91	62.25
	Third Quarter	68.60	62.86
	Fourth Quarter	68.79	60.26
2009	First Quarter	69.14	62.38
	Second Quarter	68.34	64.88
	Third Quarter	71.30	66.97
	Fourth Quarter	70.06	66.61
2010	First Quarter	66.79	60.30
	Second Quarter	60.90	55.64
	Third Quarter	61.16	58.28
	Fourth Quarter	62.91	59.10
2011	First Quarter	64.03	58.47
	Second Quarter	66.36	62.97
	Third Quarter	66.90	62.26
	Fourth Quarter	71.05	65.15
2012	First Quarter	69.51	64.07
	Third Quarter	71.50	67.25
	Fourth Quarter	72.86	66.96
2013	First Quarter	72.88	69.50
	Second Quarter (through April 9, 2013)	71.19	69.66

Currency Market Index Target-Term Securities®

Linked to the Indian Rupee/Euro Exchange Rate Measure, due April   , 2015

The following graph shows the monthly historical values of the Exchange Rate Measure from January 2008 through March 2013, based upon historical Exchange Rates as of the end of each month. For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2007 and the value of the Exchange Rate Measure as of the end of each month is based upon the Ending Value as of the end of that month, calculated as described in the section "The Exchange Rate Measure" above. We obtained this historical data on the Exchange Rate from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.



This historical data on the Exchange Rate Measure in the table and graph above is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth above is not an indication that the value of the Exchange Rate Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the values and trading pattern of the Exchange Rate.

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. In connection with hedging our obligations under the notes, we will enter into a hedge transaction with an affiliate of MLPF&S, which will include a charge of up to $0.075 per unit, representing an estimated profit credited to MLPF&S through the hedge transaction. The public offering price you pay for the notes includes this charge and the underwriting discount. This charge and fee reduce the economic terms of the notes. In arranging the hedge transaction for the notes, MLPF&S seeks bids from market participants, which could include one of our affiliates. Additional profits and losses may be realized by the hedge providers from these hedging transactions. For further information regarding how these fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transaction and conflicts of interest, see "Risk Factors—General Risks Relating to MITTS" beginning on page PS-6 and "Use of Proceeds" on page PS-14 of product supplement FX MITTS-1.

Material U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- We intend to take the position that the "denomination currency" (as defined in the applicable Treasury regulations) of the notes is the U.S. dollar and, accordingly, we intend to take the position that the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method." No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment.

- Under this characterization and tax treatment of the notes, a U.S. Holder will be required to report original issue discount ("OID") or interest income based on a "comparable yield" and a "projected payment schedule" with respect to a note without regard to cash, if any, received on the notes.

- The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 0.827% per annum (compounded semi-annually). The hypothetical comparable yield is our current estimate of the comparable yield based upon market conditions as of the date of this term sheet. It has been determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on May 2, 2013 and were scheduled to mature on April 27, 2015. This tax accrual table is based upon a hypothetical projected payment schedule per $10.0000 principal amount of the notes, which would consist of a single payment of $10.1651 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual "projected payment schedule" will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
May 2, 2013 to December 31, 2013	$0.0551	$0.0551
January 1, 2014 to December 31, 2014	$0.0832	$0.1383
January 1, 2015 to April 27, 2015	$0.0269	$0.1651

Hypothetical Projected Redemption Amount = $10.1651 per unit of the notes.

- Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder's tax basis in the notes. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-26 of product supplement FX MITTS-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market Downside Protection

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset's upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

"Market Index Target-Term Securities®" and "MITTS®" are registered service marks of Bank of America Corporation, the parent company of MLPF&S.